

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2016

Via E-Mail

Steven A. Rosenblum
Wachtell Lipton Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Ambac Financial Group, Inc.**
> **PREC14A filed on March 30, 2016**
> **File No. 1-10777**

Dear Mr. Rosenblum:

The Office of Mergers and Acquisitions has conducted a review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 30, 2016

General

1. Revise to mark both the proxy statement and the attached form of proxy as "preliminary." See Rule 14a-6(e)(1).

2. On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy are first being sent to security holders. See Item 1(b) of Schedule 14A.

Background to the Solicitation, page 16

3. Expand the second paragraph in this section to describe the "potential exchange transaction" discussed between representatives of Canyon and AAC in January and February 2015.

4. See the last comment above. Similarly expand to describe the "potential exchange transaction" discussed with a group of creditors, including Canyon, in September 2015.

5. The disclosure on page 16 of the proxy statement states that during the first quarter of 2015, members of Ambac's board of directors met with representatives of Canyon regarding an additional directorship at the Company. You note that the Company evaluated director candidates suggested by Canyon. Clarify the disclosure here to explain whether Mr. Greene was one of the candidates proposed by Canyon. If he was not, but was ultimately appointed to the board, clarify that none of Canyon's proposed nominees were appointed to the board and explain why not, including describing any steps you took to evaluate Canyon's proposed director candidates.

6. Summarize the March 18, 2016 discussions between Canyon and Company representatives.

7. Where you describe the Support Agreements, note the total percentage of Ambac's shares held by the Support Agreement Stockholders that are subject to those agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions